EXHIBIT 21

SUBSIDIARIES OF AIRNET SYSTEMS, INC.

Name of Subsidiary	State of Incorporation

Float Control, Inc.	Michigan
AirNet Management, Inc.	Ohio
Jetride, Inc.	Ohio